March 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AstraZeneca Finance LLC, under the Exchange Act of 1934:

- 4.000% Notes due 2031 (and the guarantee of AstraZeneca PLC related thereto)
- 4.300% Notes due 2033 (and the guarantee of AstraZeneca PLC related thereto)
- 4.600% Notes due 2036 (and the guarantee of AstraZeneca PLC related thereto)

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com